# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enviri Corporation, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common stock, par value $1.25 per share
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 11/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West, 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,394,308; sole dispositive power 0; shared dispositive power 4,396,708; aggregate amount beneficially owned 4,396,708 (5.4% of the class)
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,239,415; sole dispositive power 0; shared dispositive power 4,239,415; aggregate amount beneficially owned 4,239,415 (5.3% of the class)
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,394,308; sole dispositive power 0; shared dispositive power 4,396,708; aggregate amount beneficially owned 4,396,708 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $1.25 per share
Name of issuer: Enviri Corporation
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania (PA), 19103

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and Dr. David E. Shaw, a citizen of the United States of America ("Dr. Shaw," and together with DESCO LP and DESCO LLC, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.4 and incorporated herein by reference.
Residence or business address: The business address and principal office, as applicable, of all Reporting Persons and any other persons named in this Item 2 is Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.
Present principal occupation or employment: The principal business of DESCO LP is to act as an investment adviser to certain funds. DESCO LP also acts as the managing member to certain entities. The principal business of DESCO LLC is to act as manager to certain entities. DESCO LLC also acts as the managing member to certain entities. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. Dr. Shaw is the President and sole shareholder of each of DESCO Inc. and DESCO II, Inc.
Criminal convictions in the last five years: During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
On September 29, 2023, the SEC issued a settled order finding that language in certain employment-related agreements used by DESCO LP raised impediments to employees' participation in the SEC's whistleblower program in violation of Exchange Act Rule 21F-17(a). In the order, DESCO LP, without admitting or denying the findings, agreed to a censure, to cease-and-desist from committing or causing any violations and any future violations of Rule 21F-17(a), and to pay a $10 million penalty. The SEC's order acknowledged that DESCO LP took a number of steps dating back to 2017 to affirm employees' whistleblowing rights, including by sending a firmwide email emphasizing those rights and adding specific whistleblower protection language to the firm's policy materials; however, similar whistleblower protection language was not included directly in DESCO LP's employment agreements until April 2019 or in its form of separation release until June 2023. DESCO LP remediated the relevant language in all applicable employment-related agreements prior to the issuance of the SEC's order.

Except with respect to the matter described above, during the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: DESCO LP is a Delaware limited partnership and DESCO LLC is a Delaware limited liability company. Dr. Shaw is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In acquiring 4,396,708 shares of common stock, par value $1.25 per share (the "Shares"), certain funds affiliated with the Reporting Persons expended approximately $34,050,435 (excluding taxes and commissions) of their working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 5 of this Schedule 13D is incorporated herein by reference.

D. E. Shaw Galvanic Portfolios, L.L.C. ("Galvanic"), D. E. Shaw Oculus Portfolios, L.L.C. ("Oculus"), D. E. Shaw Valence Portfolios, L.L.C. ("Valence"), D. E. Shaw Composite Portfolios, L.L.C. ("Composite"), and certain funds under the management of D. E. Shaw Investment Management, L.L.C. ("DESIM") acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons previously filed an initial Schedule 13G on November 29, 2024, disclosing beneficial ownership above 5% of the Shares then issued and outstanding, which filing was subsequently amended on December 19, 2024, May 15, 2025, and November 14, 2025.

On November 21, 2025, the Issuer filed a Form 8-K with the SEC disclosing, among other things, that it had entered into certain definitive agreements with Veolia Environnement S.A. (the "Buyer") pursuant to which the Issuer will separate its "Clean Energy" business from its remaining businesses and the Buyer will acquire such "Clean Energy" business. Accordingly, due to the position taken by the SEC in the "Faith Colish" No-Action Letter (See Faith Colish (No-Act., Available March 24, 1980)), it is possible that the Reporting Persons may not be eligible to continue reporting this position on a Schedule 13G, and have determined, out of an abundance of caution, to convert to a Schedule 13D.

The Reporting Persons and/or certain of their affiliates will review their investment in the Shares from time to time and, subject to applicable law and regulation, depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, overall market conditions, other available investment opportunities, and other general market and investment conditions, the Reporting Persons and/or certain of their affiliates may determine to take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time determine to: (i) increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge its economic exposure to the Shares or other Securities without affecting the Reporting Persons' beneficial ownership of the Shares or other Securities. Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions.

Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) Based upon Exhibit 2.2 to the Issuer's Form 8-K, filed with the SEC on November 21, 2025, there were 80,698,491 Shares issued and outstanding as of November 19, 2025. Shares are beneficially owned by Galvanic, Oculus, Valence, Composite, and certain funds under the management of DESIM, including Shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C. ("DSIF"). Each of Galvanic, Oculus, Valence, Composite, DESIM, and DSIF is a Delaware limited liability company and has its business address and principal office at Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

The 3,172,055 Shares beneficially owned by Galvanic (the "Galvanic Shares") represent approximately 3.9% of the Shares. The 639,477 Shares beneficially owned by Oculus (the "Oculus Shares") represent approximately 0.8% of the Shares. The 376,983 Shares beneficially owned by Valence (the "Valence Shares") represent approximately 0.8% of the Shares. The 50,000 Shares beneficially owned by Composite (the "Composite Shares") represent approximately 0.1% of the Shares. The 158,193 Shares under the management of DESIM (the "DESIM Shares"), including the 900 Shares beneficially owned by DSIF (the "DSIF Shares"), represent approximately 0.2% of the Shares.

Galvanic has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Galvanic Shares. Oculus has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares. Valence has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares. Composite has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Composite Shares. DESIM has the shared power to vote or direct the vote of 155,793 Shares, and the shared power to dispose or direct the disposition of 158,193 Shares.

DESCO LP, as the investment adviser of Oculus, Valence, Composite, and as the managing member of (i) DESIM, which in turn is the investment adviser of DSIF, and (ii) D. E. Shaw Adviser II, L.L.C. ("Adviser II"), which in turn is the investment adviser of Galvanic, may be deemed to have the shared power to vote or direct the vote of 4,394,308 shares (the "Voting Shares") and the shared power to dispose or direct the disposition of 4,396,708 shares (the "Dispositive Shares").

DESCO LLC, as the manager of Oculus, Valence, Composite, and DSIF and the managing member of D. E. Shaw Manager II, L.L.C. ("Manager II"), which in turn is the manager of Galvanic, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 4,239,415 Shares.

As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or direct the vote of the Voting Shares and the shared power to dispose or direct the disposition of the Dispositive Shares.

As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of 4,239,415 Shares.

None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Shares directly, and each such entity disclaims beneficial ownership of any Shares.

Dr. Shaw does not own any Shares directly. By virtue of Dr. Shaw's position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Oculus, Valence, Composite, and as the managing member of (i) DESIM, which in turn is the investment adviser of DSIF, and (ii) Adviser II, which in turn is the investment adviser of Galvanic, and by virtue of Dr. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the manager of Oculus, Valence, Composite, and DSIF and the managing member of Manager II, which in turn is the manager of Galvanic, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of the Voting Shares and the shared power to dispose or direct the disposition of the Dispositive Shares, the Dispositive Shares as described above constituting 5.4% of the outstanding shares, and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such Shares. David E. Shaw disclaims beneficial ownership of any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Shares by the Reporting Persons and/or any affiliates of the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Persons' knowledge, no person other than the Reporting Persons or their affiliates has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Dispositive Shares, except for such rights and powers as the corresponding investors in Oculus, Valence, Composite, Galvanic, and funds under the management of DESIM shall possess.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Valence has sold listed call option contracts, based upon the value of the Shares. As of the date hereof, Valence has a short economic exposure to 116,200 Shares through listed call option contracts. As of the date hereof, Valence also maintains an open short position referencing 916 Shares.

These contracts do not give the Reporting Persons direct or indirect voting, investment, or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters otherwise described in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer During the Past Sixty Days)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated December 1, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (12/01/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (12/01/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (12/01/2025)